UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON NOVEMBER 30, 2015

FIBRIA CELULOSE S.A., publicly-held corporation, headquartered in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Vila Olímpia, Zip Code 04551-010, with its corporate acts duly filed at the Board of Trade of the State of São Paulo under Company’s Registry (NIRE) 35.300.022.807, enrolled with the CNPJ/MF under the No. 60.643.228/0001-21, registered at the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held corporation level “A”, under the code No. 12793 (“Company”), in accordance with Article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and Articles 3rd and 5th of CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), calls the shareholders to take part on the Extraordinary General Shareholders’ Meeting (“General Meeting”) to be held at 02:30PM, on November 30, 2015, at the Company’s headquarters, Valor room, to review, discuss and vote the following agenda:

(i)                          Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered at the Company’s quarterly financial statements of June 30, 2015.

General Information:

In regard to investment funds, the representation of the quotaholders at the General Meeting shall be incumbent to the fund’s manager, with due regard to the provisions of the fund’s regulation regarding the person who is entitled to exercise the voting rights of the shares and assets that are part of the fund’s portfolio. In such case, the representative of the fund’s manager, in addition to the corporate documents mentioned below regarding such manager, shall present copy of the fund’s regulation, duly registered with the competent body.

In connection with the participation by means of an attorney-in-fact, the powers to participate of the General Meeting shall have been granted at least one (1) year prior to the meeting, in accordance with Article 126, paragraph 1st, of the Brazilian Corporate Law.

Additionally, in compliance with Article 654, paragraphs 1st and 2nd of the Brazilian Civil Code, the power-of-attorney shall include the place where it was granted, the complete qualification of the grantor and of the grantee, the date and the purpose of the granting, limiting the extension of the powers granted, containing the notarization of the signatures.

Please note that (1) the Company’s individual shareholders shall only be represented at the General Meeting by an attorney-in-fact that is also a Company’s shareholder, a Company’s manager, a lawyer or a financial institution, in accordance with the provisions of Article 126, paragraph 1st of the Brazilian Corporate Law; and (2) the Company’s legal entity shareholders may be represented by an attorney-in-fact appointed in accordance with its articles of association or Bylaws and with the regulations of the Brazilian Civil Code, with no necessity that such attorney-in-fact is a Company’s shareholder, a Company’s manager or a lawyer (as provided by CVM Procedure RJ2014/3578, judged on 11.04.2014).

The Company shall accept as identity documents the National Identity Card (RG), as well as the National Driver’s License (CNH), passport, identity cards issued by professional councils, and other functional identification cards issued by governmental bodies, provided that the document contains a picture of its holder.

The representative of the legal entity shareholder shall present a certified copy of the following documents, duly registered with the competent bodies (Civil Registry of Legal Entities or Board of Trade, as applicable): (1) articles of association or Bylaws; and (2) corporate act that elects the manager that (a) attends the General Meeting as the legal entity’s representative, or (b) grants the power-of-attorney to a third party for representation of the legal entity shareholder.

The shareholders documents issued abroad shall be notarized by a Public Notary, legalized at the Brazilian Consulate, translated by a sworn translator duly registered in the Board of Trade, and filed in the Registry of Deeds and Documents, in accordance with the applicable legislation.

All the shareholders shall present proof of ownership of shares issued by the Company, duly updated, issued by the depositary financial institution and/or the custody agent as of November 25, 2015.

For a better organization of the General Meeting, the Company, in accordance with paragraph 4th of Article 28 of its By-laws, recommends the deposit at the Company’s headquarters, three (3) days in advance of the date of the General Meeting, of the above-mentioned documents. Please note that the shareholders shall still be able to attend the General Meeting even if such documents are not previously deposited, by presenting the documents at the opening of the General Meeting, as provided by paragraph 2nd of Article 5 of ICVM 481/09.

The documents in connection with the agenda to be discussed at the General Meeting are available for consultation by the shareholders at the Company’s headquarters and at the websites of the Company (http://fibria.infoinvest.com.br), BM&FBOVESPA (http:// www.bmfbovespa.com.br) and CVM (http://www.cvm.gov.br) on the world wide web, in accordance with the provisions of the Brazilian Corporate Law and applicable regulations.

São Paulo, October 22, 2015.

José Luciano Duarte Penido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO